EXHIBIT 99



UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based on and should be read in conjunction with the historical consolidated financial statements of Alcoa and Alumax, adjusted to give effect to the Alumax merger and related transactions. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not (a) purport to represent what the results of operations actually would have been if the Alumax merger had occurred as of the date indicated or what such results will be for any future periods or (b) give effect to certain non-recurring charges expected to result from the acquisition.

The Unaudited Pro Forma Condensed Consolidated Statement of Income for the six month period ended June 30, 1998 gives effect to the Alumax merger and related transactions as if such transactions had occurred on January 1, 1998. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1998 gives effect to the Alumax merger and related transactions as if such transactions had occurred on that date.

The pro forma adjustments are based upon available information and include certain assumptions and adjustments which the managements of Alcoa and Alumax believe to be reasonable. These adjustments are directly attributable to the transactions referenced above and are expected to have a continuing impact on Alcoa's business, results of operations and financial position. Alcoa has completed an initial assessment of potential benefits from cost savings related to combining operations, with efficiency opportunities estimated to be $300 million over the next one and a half years. No adjustments have been made to these pro forma's related to potential recurring benefits from these cost savings. The purchase of Alumax will be accounted for using the purchase method of accounting, pursuant to which the total purchase costs of the acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their estimated fair values. The purchase price allocation is preliminary, based on facts currently known to the companies. Alcoa and Alumax are not aware of any significant unrecorded obligations or contingencies, and do not believe that the final purchase price allocation will materially differ. The final allocation of the purchase price will be made based upon valuations and other studies that have not been completed.


Unaudited Pro Forma Condensed Consolidated Balance Sheet


                                              As of June 30, 1998
                                     -------------------------------------
                                     Historical    Pro Forma     Pro Forma
                                     Alcoa (A)    Adjustments
                                     -------------------------------------
                                                  (in millions)
Assets
Current Assets:
 Cash, cash equivalents and
  short-term investments             $  909.0     $  (183.9)(C)   $  725.1
 Receivables from customers, less
  allowance                           2,447.5          -           2,447.5
 Inventories                          1,887.1          36.2 (B)    1,923.3
 Prepaid expenses and other current
  assets                                672.9          -             672.9
                                     --------      --------       --------
Total current assets                  5,916.5        (147.7)       5,768.8
Net properties, plant and
equipment                             9,074.0         669.3 (B)    9,743.3
Other assets                          2,586.1         240.4 (B)
                                                       (3.9)(B)
                                                       26.3 (B)    2,848.9
                                     --------      --------       --------
    Total Assets                    $17,576.6     $   784.4      $18,361.0
                                     ========      ========       ========

Liabilities
Current liabilities:
 Short term borrowings              $   461.6     $     -        $   461.6
 Accounts payable                     1,041.6           -          1,041.6
 Accrued liabilities                  1,616.3          40.3 (B)    1,656.6
 Long-term debt due within one
  year                                  162.8           -            162.8
                                     --------      --------       --------
Total current liabilities             3,282.3          40.3        3,322.6
Long-term debt                        3,703.4           -          3,703.4
Accrued postretirement benefits       1,898.8           -          1,898.8
Other noncurrent liabilities and
  deferred credits                    1,628.4            .8 (B)    1,629.2
Deferred income taxes                   411.2         240.4 (B)      651.6
                                     --------      --------       --------
    Total liabilities                10,924.1         281.5       11,205.6
Minority interests                    2,301.5        (817.9)(B)    1,483.6
Shareholders' Equity
Preferred stock                          55.8           -             55.8
Common stock                            178.9          18.4 (C)      197.3
Additional capital                      573.1       1,302.4 (C)    1,875.5
Retained earnings                     4,965.2           -          4,965.2
Treasury stock, at cost              (1,022.7)          -         (1,022.7)
Accumulated other comprehensive
  income                               (399.3)          -           (399.3)
                                     --------      --------       --------
   Total shareholders' equity         4,351.0       1,320.8        5,671.8
                                     --------      --------       --------
    Total liabilities and equity    $17,576.6     $   784.4      $18,361.0
                                     ========      ========       ========



The accompanying notes are an integral part of the Unaudited Pro
Forma Condensed Consolidated Financial Statements.




Unaudited Pro Forma Condensed Consolidated Statement of Income


                                              Six Months Ended June 30, 1998
                                     -----------------------------------------------------
                                     Historical     Historical     Pro Forma     Pro Forma
                                        Alcoa         Alumax      Adjustments
                                                  (Reclassified)
                                                       (A)
                                     -----------------------------------------------------
                                                         (in millions)
Revenues
Sales                                $7,032.1     $1,555.1        $(109.8)(D)     $8,477.4
Other income                             46.4          2.2            -               48.6
                                     --------     --------        -------         --------
                                      7,078.5      1,557.3         (109.8)         8,526.0
Costs and Expenses
Cost of goods sold                    5,378.2      1,157.6         (109.8)(D)      6,426.0
Selling, general administrative
  and other expenses                    308.0        168.5            -              476.5
Research and development expenses        52.4          3.3            -               55.7
Provision for depreciation,
  depletion and amortization            370.9         79.4           28.2 (E)
                                                                     (3.5)(F)        475.0
Interest expense                         81.0         35.2           33.3 (G)
                                                                     (5.0)(H)        144.5
Taxes other than payroll taxes           62.1         15.3            -               77.4
                                     --------     --------        -------         --------
                                      6,252.6      1,459.3          (56.8)         7,655.1
Earnings
  Income before taxes on income         825.9         98.0          (53.0)           870.9
Provision for taxes on income           276.7         51.2          (16.7)(I)        311.2
                                     --------     --------        -------         --------
  Income from operations                549.2         46.8          (36.3)           559.7
Minority interests                     (132.2)         -              -             (132.2)
                                     --------     --------        -------         --------
Net income                           $  417.0     $   46.8        $ (36.3)           427.5
                                     ========     ========        =======         ========
Earnings per Share
  Basic                              $   2.49     $   0.87                        $   2.30
  Diluted                            $   2.48     $   0.85                        $   2.29
Weighted average shares
outstanding:
Basic                                   167.0         55.0          (55.0)(J)
                                                                     18.4 (J)        185.4
Diluted                                 168.0         55.9          (55.9)(J)
                                                                     18.4 (J)        186.4



The accompanying notes are an integral part of the Unaudited Pro
Forma Condensed Consolidated Financial Statements.


Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements

(A) Certain reclassifications have been made to the Alumax historical financial statements to conform to the presentation to be used by Alcoa upon completion of the Alumax transaction. In addition, the balance sheet of Alcoa at June 30, 1998 includes 100% of Alumax, with the corresponding 49% recorded as minority interest. The pro forma adjustments to the June 30, 1998 balance sheet represent adjustments necessary to record the 49% of Alumax that Alcoa did not own as of June 30, 1998.

(B) On March 9, 1998, Alcoa and Alumax Inc. (Alumax) announced that they had entered into an agreement under which Alcoa was to acquire all of outstanding shares of Alumax for a combination of cash and stock. On June 16, 1998, after approval by the U.S. Department of Justice (DOJ) and other regulatory agencies, Alcoa completed the first step of the acquisition by purchasing approximately 51% of the outstanding shares of Alumax at $50 per share. This resulted in an increase in the basis of 51% of the net assets of $513.0 which includes goodwill of $179.5.
Following approval by Alumax stockholders at a special meeting on July 31, 1998, Alcoa completed the acquisition by exchanging its common stock for the remaining shares of Alumax at a ratio of
 .6975 share of Alcoa stock per share of Alumax stock. The exchange resulted in Alcoa issuing 18,425,380 shares to Alumax stockholders. The transaction was valued at approximately $3,800, including the assumption of debt, and will be accounted for using the purchase method. The purchase price is subject to adjustment and includes cash and stock distributed to Alumax shareholders as well as other direct costs of the acquisition. The goodwill resulting from the acquisition will be amortized over a forty year period. In addition, the purchase price includes an adjustment for deferred income taxes representing the difference between the assigned values and the tax bases of the assets and liabilities acquired.

Adjustments to the purchase price have been made for the estimated impact of employee stock options, severance costs and acquisition expenses. Alcoa expects that the majority of Alumax employees will continue in their current jobs after completion of the merger transaction as part of the combined organization. However, where there is an overlap in functions or other duplication resulting from the combination, redeployment of personnel and job eliminations are likely to result. Alumax has certain severance plans, agreements and policies applicable to its directors, executive management and certain of its salaried employees. A number of covered persons have received severance benefits under these arrangements following Alcoa's purchase of 51% of the outstanding share of Alumax in June 1998. It is likely that additional covered persons will also receive benefits under these plans. The Unaudited Pro Forma Condensed Consolidated Financial Statements include an estimate of $77.3 related to these benefits.

In addition, Alcoa has completed an initial assessment of potential benefits from cost savings related to combining operations, with efficiency opportunities estimated to be $300 million over the next one and a half years. No adjustments have been made to the Unaudited Pro Forma Condensed Consolidated Financial Statements related to potential recurring benefits from these cost savings.
The purchase of the remaining 49% of Alumax, including acquisition costs, has been allocated as follows (see note C):

                                                                     June 30,
                                                                       1998
                                                                    ---------
Acquisition of outstanding shares of common stock                   $ 1,320.8
Effect of assumed exercise of employee and director stock options        76.6
Severance costs                                                          77.3
Acquisition expenses                                                     30.0
Book value of net assets acquired                                      (817.9)
                                                                    ---------
Increase in basis                                                   $   686.8
                                                                    =========

Allocation of increase in basis:
Increase in inventory value to convert LIFO to fair value           $    36.2
Increase in the fair value of property, plant and equipment             669.3
Write-off pre-operating costs                                            (3.9)
Adjust hedged sales contracts to fair market value                       26.3
Accrual to record the fair market value of financial instruments        (40.3)
Adjust  pension and postretirement accruals                               (.8)
Increase in goodwill                                                    240.4
Increase in deferred tax liabilities-long-term                         (240.4)
                                                                    ---------
                                                                    $   686.8
                                                                    =========


The purchase price allocation is preliminary and further refinements may be made based on the completion of final valuation studies.

(C) Represents the issuance of Alcoa common stock for the remaining 26,416,315 shares of Alumax common stock at an exchange ratio of .6975 share of Alcoa common stock per share of Alumax common stock.

The exchange ratio used to convert common stock was determined based on the closing price of Alcoa common stock on Wednesday, March 4, 1998, which was the last closing price before the two companies reached an agreement on the proposed transaction. The closing price was $71.6875, which when converted at .6975, results in a $50 price for the Common Stock. In accordance with generally accepted accounting principles, the value of Alcoa common stock to be issued was determined based on the market price of such Alcoa common stock over a reasonable period of time before and after the date the transaction was announced.

The acquisition financing included the issuance by Alcoa of $200 million of 6.125% bonds due in 2005, $250 million of 6.5% bonds due in 2018 and $675 million of commercial paper at an interest rate of 5.60%. The commercial paper is classified as long-term debt since it is backed by Alcoa's $1.3 billion revolving credit facility. The remaining cash costs (cash-out of employee and director stock options, severance costs and acquisition expenses) will be funded from internal cash.

A recap of the stock exchange transaction follows:

                                                                     June 30,
                                                                       1998
                                                                    ---------
Total stock acquisition price paid in shares of Alcoa common stock   $1,320.8
  Par value of Alcoa common stock issued at $71.6875                 $  (18.4)
                                                                     --------
  Additional capital                                                 $1,302.4
                                                                     ========


(D) Represents the elimination of inter-company sales of alumina between Alcoa and Alumax and the related inter-company profit.

(E) Pro forma adjustments have been included to adjust depreciation expense based on property, plant and equipment fair values and the amortization of goodwill. An average useful life of 25 years was assumed for fixed assets and a 40 year amortization period was assumed for goodwill.

(F) Represents an adjustment to eliminate the amortization of Alumax pre-operating costs.

(G) Represents interest expense related to the long-term debt identified in (C) above.

(H) Represents an adjustment to record interest expense based on the fair value of the Alumax financial instruments.

(I) Represents income taxes related to pro forma adjustments at the statutory rate.

(J) Represents the conversion of shares of Alumax common stock and the issuance of 18.4 million shares of Alcoa common stock.